Exhibit 99.2

Annual and Special Meeting of Shareholders

of

GOLDCORP INC.

(the “Company”)

May 2, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

				Votes By Ballot
			Outcome of Vote	Votes For	Votes Withheld
1.	The election of the following directors:

	(a)	John P. Bell	Carried	518,487,721	2,268,710
				(99.56%)	(0.44%)
	(b)	Beverley A. Briscoe	Carried	518,689,285	2,067,146
				(99.60%)	(0.40%)
	(c)	Peter J. Dey	Carried	517,304,950	3,452,381
				(99.34%)	(0.66%)
	(d)	Douglas M. Holtby	Carried	518,432,399	2,325,032
				(99.55%)	(0.45%)
	(e)	Charles A. Jeannes	Carried	517,898,534	2,858,897
				(99.45%)	(0.55%)
	(f)	P. Randy Reifel	Carried	518,051,678	2,705,843
				(99.48%)	(0.52%)
	(g)	A. Dan Rovig	Carried	517,247,997	3,512,404
				(99.33%)	(0.67%)
	(h)	Ian W. Telfer	Carried	513,270,924	7,489,477
				(98.56%)	(1.44%)
	(i)	Blanca Treviño	Carried	518,350,554	2,409,847
				(99.54%)	(0.46%)
	(j)	Kenneth F. Williamson	Carried	518,515,102	2,245,299
				(99.57%)	(0.43%)

				Votes by Proxy
			Outcome of Vote	Votes For	Votes Against
2.	Appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration		Carried	570,937,945	3,754,401
				(99.35%)	(0.65%)

				Votes by Ballot
			Outcome of Vote	Votes For	Votes Against
3.	Approve certain amendments to the restricted share unit plan of the Company		Carried	487,536,771	33,208,953
				(93.6%)	(6.4%)

				Votes by Proxy
			Outcome of Vote	Votes For	Votes Against
4.	Approve a non-binding advisory resolution accepting the Company’s approach to executive compensation		Carried	504,470,357	14,897,770
				(97.13%)	(2.87%)